BANCOLOMBIA S.A. ANNOUNCES MEASURES TO ENSURE THE EQUAL TREATMENT OF ITS SHAREHOLDERS

Medellin, Colombia, December 16, 2013

With the intention of ensuring equal treatment to all its Shareholders, the Banks’ Board of Directors reminds the legal representatives, administrators and employees of BANCOLOMBIA S.A. and FIDUCIARIA BANCOLOMBIA S.A., in charge of administering the Bank’s shares of the prohibitions stated in the Code of Good Government. These prohibitions include the following:

1. Encouraging, promoting or suggesting to shareholders to grant powers of attorney in blank, without clearly defining the name of the representative for the General Shareholders’ Meeting.

2. Receiving from shareholders, powers of attorney for the General Shareholders’ Meeting, without clearly defining the name of the representative.

3. Receiving special powers of attorney from shareholders before the convocation to the Shareholders’ Meetings.

4. Admitting as valid powers of attorney for the General Shareholders’ Meeting those powers which lack the requirements established in Article 184 of the Colombian Commerce Code. That is, the powers of attorney must be granted in writing, indicating the name of the proxy, the name of the shareholder the proxy is representing, if it is the case, and the date of the meeting. The legal entities granting a power of attorney must also attach a recent certificate of existence and representation in accordance with the law.

5. Suggesting or deciding who will act as proxy representative in the General Shareholders’ Meeting.

6. Recommending to the shareholders who they should vote for in a list provided to the shareholders.

7. Suggesting, coordinating or agreeing with any shareholder or any shareholder’s representative, proposals to be presented to the General Shareholders’ Meeting, excluding the proposals presented by the Board of Directors and the CEO, according to the Articles of Association.

Contacts
	Jaime A. Velásquez	Jose Humberto Acosta	Alejandro Mejía
	Strategy and Finance VP	Financial VP	IR Manager
	Tel.: (574) 4042199	Tel: (571) 4885934	Tel.: (574) 4041837

8. Suggesting, coordinating or agreeing with any shareholder or any shareholders’ representative, voting in any way about any proposal presented at the General Shareholders’ Meeting.

These prohibitions also apply if undertaken by a representative or intermediary, in accordance with Article 33 of the bylaws, the administrators and employees of the Bank will not be able to represent shares of others through a power of attorney or substitute the powers of attorney granted to them.

In any event, the administrators or employees of the Bank will be able to exercise their rights as shareholders and also the rights of shares over which they are acting as legal representatives.

If an employee is a shareholder of the Bank and decides to vote in the General Shareholders Meeting acting on his or her own behalf or through a third party, he or she must expressly inform the shareholders at the meeting so the applicable vote will not be considered in the approval of the financial statements.

The following officers will be responsible for implementing and verifying the fulfillment of the control procedures:

BANCOLOMBIA:

Legal Vice-president and Secretary General

Corporate and Institutional Legal Manager

FIDUCIARIA BANCOLOMBIA:

Director of Special Business Operations

Manager of Title Administration

Executive of Title Administration

These officers will check that the powers of attorney are granted in accordance with the Colombian Code of Commerce and the Board of Directors’ dispositions. The powers of attorney that contravene these requirements will not be accepted.

Contacts
	Jaime A. Velásquez	Jose Humberto Acosta	Alejandro Mejía
	Strategy and Finance VP	Financial VP	IR Manager
	Tel.: (574) 4042199	Tel: (571) 4885934	Tel.: (574) 4041837